EXHIBIT 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
Second Quarter 2009 Corporate Highlights and Financial Results
Q2 Domestic PDT revenues up 24% year over year;
Kerastick margins reach a record high of 85%
WILMINGTON, Mass. — August 11, 2009 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the second quarter ended June 30, 2009.
Financial highlights for the second quarter and first half of the year include:
•	Domestic PDT revenues totaled $6.1 million for the second quarter of 2009, representing a $1.2 million, or 24%, improvement as compared to the second quarter of 2008. First half 2009 domestic PDT revenues totaled $12.4 million, representing a $2.3 million, or 22%, improvement year over year.

•	Domestic Kerastick® revenues totaled $5.6 million for the second quarter of 2009, representing a $1.0 million, or 23%, improvement as compared to the second quarter of 2008. First half 2009 domestic Kerastick® revenues totaled $11.3 million, representing a $2.0 million, or 21%, improvement year over year.

•	Domestic BLU-U® revenues totaled $0.5 million for the second quarter of 2009, representing a $0.1 million, or 38%, improvement as compared to the second quarter of 2008. First half 2009 domestic BLU-U® revenues totaled $1.1 million, representing a $0.3 million, or 36%, improvement year over year.

•	Kerastick® gross margins for the second quarter of 2009 reached a record high of 85%.
Management Comments:
“While overall revenues were down for the quarter, due to the loss of Nicomide® sales, continued growth in our core PDT business helped to partially offset the year over year shortfall,” stated Robert Doman, President and CEO. “In the face of a challenging economic environment, our domestic PDT business experienced strong growth in the second quarter. Domestic PDT growth was driven by increased penetration and utilization of our therapy in the medical dermatology and hospital segments of our business.”

“We are pleased to announce another successful BLU-U® sales quarter. Despite a difficult capital equipment market, first half BLU-U® unit sales were up 43% as compared to the prior year,” continued Doman.
“For the second half of the year, we expect to see expanded adoption of our therapy by the marketplace. While we expect that adverse economic conditions will negatively impact the international markets and the non-reimbursed cosmetic/medi spa segment of our business in the U.S., the medical dermatology segment of our business continues to demonstrate robust growth. We also look forward to the further advancement of our solid organ transplant recipients (SOTRs) clinical trial which was initiated in May,” concluded Doman.
Second Quarter 2009 Financial Results:
Total product revenues were $7.0 million in the second quarter of 2009, down 14% from $8.1 million in the second quarter of 2008. PDT revenues totaled $6.4 million, up $1.0 million, or 18%, from $5.4 million for the comparable 2008 period. The increase in PDT revenues was attributable to a 17% increase in Kerastick® revenues and a 38% increase in BLU-U® revenues. The Kerastick® revenue increase was driven by an 11% increase in our domestic Kerastick® volume and an overall 14% increase in our average selling price. Kerastick® sales volumes increased to 49,815 in the second quarter of 2009 from 48,478 units sold in the second quarter of 2008. Domestic Kerastick® sales volumes increased by 4,662 units, or 11%, and were partially offset by a 3,325 unit decrease in our international sales volumes. The BLU-U® revenue increase was driven by a 41% increase in sales volume. There were 58 units sold during the quarter, representing a 17 unit increase over the prior year quarterly total of 41 units. Non-PDT revenues totaled $0.5 million versus $2.7 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® sales in 2009. In response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by the FDA to be marketed unapproved drugs, the Company stopped shipping Nicomide® into the wholesale channel in June of 2008.
DUSA’s net loss on a GAAP basis for the second quarter of 2009 was ($0.9) million, or ($0.04) per common share, compared to a net loss of ($0.1) million, or ($0.01) per common share, in the second quarter of 2008.
DUSA’s non-GAAP net loss for the second quarter of 2009, after adjustments for stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants, was ($0.4) million, or ($0.02) per common share, compared to a net loss of ($0.2) million, or ($0.01) per common share, in the prior year period. The increase in our net loss was primarily the result of the year over year shortfall in our Non-PDT revenues, which was partially offset by incremental PDT revenues, lower operating costs due to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008 and lower promotional expenses associated with the non-PDT product segment.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and six month periods ending June 30, 2008 and 2009, respectively.

First Half 2009 Financial Results:
Total product revenues for the six month period ended June 30, 2009 were $14.1 million, down 12% from $16.0 million in comparable prior year period. PDT revenues totaled $13.1 million, up $1.9 million, or 17% from $11.3 million for the comparable 2008 period. The increase in PDT revenues was attributable to a 15% increase in Kerastick® revenues and a 36% increase in BLU-U® revenues. The Kerastick® revenue increase was driven by a 9% increase in our domestic Kerastick® volume and an overall 14% increase in our average selling price. Kerastick® sales volumes increased to 101,762 in the first half of 2009 from 100,588 units sold in the first half of 2008. Domestic Kerastick® sales volumes increased by 8,028 units, or 9%, and were partially offset by a 6,854 unit decrease in our international sales volumes. The BLU-U® revenue increase was driven by a 43% increase in sales volume. There were 139 units sold during the first half of 2009, representing a 42 unit increase over the prior year first half total of 97 units. Non-PDT revenues totaled $1.0 million versus $4.8 million for the comparable 2008 period. Non-PDT revenues were adversely impacted by the absence of Nicomide® sales in 2009.
DUSA’s net loss on a GAAP basis for the six months ended June 30, 2009 was ($2.5) million or ($0.10) per common share, compared to a net loss of ($1.4) million or ($0.06) per common share in the first half of 2008.
DUSA’s non-GAAP net loss, after adjustments for stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants, for the six months ending June 30, 2009 was ($1.7) million, or ($0.07) per common share, in 2009, compared to ($0.9) million, or ($0.04) per common share, in 2008. The increase in our net loss was primarily the result of the year over year shortfall in our Non-PDT revenues and the absence of damages payments from River’s Edge, which were partially offset by incremental PDT revenues, lower operating costs due to the absence of spending on our Phase IIb acne clinical trial which concluded in 2008, a Prescription Drug User Fee Act (PDUFA) charge accrued in the prior year period, and lower promotional expenses associated with the non-PDT product segment.
As of June 30, 2009, total cash, cash equivalents, and marketable securities were $16.4 million, compared to $18.9 million at December 31, 2008.
Other Updates:
•	Clinical Development.
•	On May 11, 2009, the Company announced the initiation of its Phase II clinical trial that will examine the safety and efficacy of broad area PDT for the treatment of actinic keratoses and the reduction of new non-melanoma skin cancer (NMSC) in high risk chronically immunosuppressed solid organ transplant recipients (“SOTRs”). In May 2008, we filed an Orphan Drug Designation Application with the FDA with respect to the prevention of cancer occurrence in these patients. We recently received correspondence that the application was not granted on the basis that the agency believes that the prevalence of the target population with the disease state is greater than 200,000, which is the maximum number of patients allowed under the Orphan Drug legislation. The Company has requested a meeting with the FDA to provide further clarification on the application and the related target population.

•	BLU-U® Claims Expansion.
•	In May of 2009, the Company filed a 510(k) application with the FDA to expand the allowed claims on BLU-U® to include severe acne. The filing was based on the results of our Phase IIb clinical trial. We received a response to our application from the FDA in June 2009. The agency has requested additional information in order to complete its review of our application, including supplementary clinical data in support of our claims. The Company has requested a meeting with the FDA to clarify its position and is currently evaluating its next steps as it relates to the application.
•	Nicomide®.
•	On April 27, 2009, the Company announced that it had amended its existing non-exclusive license agreement with River’s Edge, granting them an exclusive license to the patent that covers Nicomide® (U.S. Patent No. 6,979,468) and associated know-how, as well as a license to use the trademark associated with the licensed products. DUSA received the first $200,000 installment payment under the License Amendment during the three-month period ended June 30, 2009. DUSA has not received payments which were due on June 1, July 1, and August 1, 2009 respectively. We are evaluating our options to collect the amounts due from River’s Edge under the License Agreement.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three month and six month periods were comprised of the following:

	Three-months ended June 30,		Six-months ended June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$5,621,000	$4,572,000	$11,306,000	$9,346,000
Canada	108,000	218,000	243,000	377,000
Korea	126,000	159,000	296,000	524,000
Other	84,000	133,000	171,000	190,000

Subtotal Kerastick® Product Revenues	5,939,000	5,082,000	12,016,000	10,437,000
BLU-U® Product Revenues:
United States	479,000	347,000	1,121,000	822,000

Subtotal BLU-U® Product Revenues	479,000	347,000	1,121,000	822,000
Total PDT Drug & Device Product Revenues	6,418,000	5,429,000	13,137,000	11,259,000
Total Non-PDT Product Revenues	548,000	2,683,000	967,000	4,783,000

TOTAL PRODUCT REVENUES	$6,966,000	$8,112,000	$14,104,000	$16,042,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	June 30,
	2009	December 31,
	(Unaudited)	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,894,037	$3,880,673
Marketable securities	12,488,406	15,002,830
Accrued interest receivable	144,523	155,728
Accounts receivable, net	1,550,149	2,367,803
Inventory	2,550,463	2,812,825
Prepaid and other current assets	1,341,263	1,718,073

TOTAL CURRENT ASSETS	21,968,841	25,937,932
Restricted cash	174,080	173,844
Property, plant and equipment, net	1,773,485	1,937,978
Deferred charges and other assets	68,099	160,700

TOTAL ASSETS	$23,984,505	$28,210,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$466,984	$305,734
Accrued compensation	497,848	1,515,912
Other accrued expenses	2,423,767	3,226,571
Deferred revenue	717,897	611,602

TOTAL CURRENT LIABILITIES	4,106,496	5,659,819
Deferred revenues	3,633,727	4,157,305
Warrant liability	498,188	436,458
Other liabilities	144,069	244,673

TOTAL LIABILITIES	8,382,480	10,498,255

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,108,908 and 24,089,452 shares of common stock, no par, at June 30, 2009 and December 31, 2008, respectively	151,683,399	151,663,943
Additional paid-in capital	7,915,624	7,514,900
Accumulated deficit	(144,310,565)	(141,850,925)
Accumulated other comprehensive loss	313,567	384,281
TOTAL SHAREHOLDERS’ EQUITY	15,602,025	17,712,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,984,505	$28,210,454

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended June 30,		Six-months ended June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$6,965,541	$8,112,239	$14,103,810	$16,041,739
Cost of product revenues and royalties	1,440,864	1,787,694	3,379,090	3,488,011

Gross margin	5,524,677	6,324,545	10,724,720	12,553,728
Operating costs:
Research and development	1,076,709	1,375,302	2,261,804	3,561,511
Marketing and sales	3,037,311	3,496,233	6,447,415	6,553,434
General and administrative	2,340,947	2,325,137	4,482,397	4,692,961
Settlements, net	75,000	(47,825)	75,000	(283,425)

Total operating costs	6,529,967	7,148,847	13,266,616	14,524,481

Loss from operations	(1,005,290)	(824,302)	(2,541,896)	(1,970,753)

Other income:
Gain/(loss) on change in fair value of warrants	73,183	468,411	(61,730)	123,869
Other income, net	79,398	217,100	143,986	423,952

Net loss	$(852,709)	$(138,791)	$(2,459,640)	$(1,422,932)

Basic and diluted net loss per common share	$(0.04)	$(0.01)	$(0.10)	$(0.06)

Weighted average number of common shares	24,100,874	24,078,610	24,095,149	24,078,514

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended June 30,		Six-months ended June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss	$(852,709)	$(138,791)	$(2,459,640)	$(1,422,932)
Stock-based compensation (a)	225,466	357,912	424,593	689,550
Consideration to former Sirius shareholders (b)	305,000	—	305,000	—
Change in fair value of warrants (c)	(73,183)	(468,411)	61,730	(123,869)

Non-GAAP adjusted net loss	$(395,426)	$(249,290)	$(1,668,317)	$(857,251)

Non-GAAP basic and diluted net loss per common share	$(0.02)	$(0.01)	$(0.07)	$(0.04)

Weighted average number of common shares	24,100,874	24,078,610	24,095,149	24,078,514

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Payment of $100,000 and accrual of $205,000 related to the release, consent and the third amendment to the merger agreement between DUSA and the former Sirius shareholders.

(c)	Non-cash gain/loss on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Tuesday, August 11th — 8:30 a.m. Eastern

If calling from the U.S. or Canada use the following toll-free number:

800.647.4314

Password — DUSA

For international callers use

502.498.8422

Password — DUSA

A recorded replay of the call will be available approximately 15 minutes following the call

U.S. or Canada callers use 877.863.0350

International callers use 858.244.1268
The call will be accessible on our Web site approximately four hours following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® photodynamic therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of Levulan® PDT to prevent AKs and squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with the National Institutes of Health (NIH). DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expectations for expanded marketplace acceptance of Levulan® PDT, and for the negative impact on certain market segments, as well as the international markets, intentions for the SOTR clinical study, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, changing economic conditions, launch of competitive products, the status of our patent portfolio, reliance on third parties, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2008.
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